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AD 4/29

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on]

09040897

SEC Mail Processing Section
APR 24 2009
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Clay Street, Suite 3010
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700 (Address) Bellaire (City) TX (State) 77401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Securities, Inc. d/b/a Rice Financial Products Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

6/17/2010

Notary Public

This report ** contains (check all applicable boxes):

- X ☒ (a) Facing Page.
- X ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apex Securities, Inc.
dba Rice Financial Products Company

Statements of Financial Condition
For the Years Ended December 31, 2008 and 2007

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Board of Directors
Apex Securities, Inc.
dba Rice Financial Products Company
Houston, Texas

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Apex Securities, Inc. dba Rice Financial Products Company (the "Company") as of December 31, 2008 and 2007. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Apex Securities, Inc. dba Rice Financial Products Company as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

March 16, 2009

APEX SECURITIES, INC.
dba RICE FINANCIAL PRODUCTS COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS	**2008**	2007
Cash and cash equivalents	**$ 96,795**	$ 354,154
Accounts receivable	**114,170**	120,800
Related party receivable	**1,771,257**	1,187,328
Deposits with clearing organizations	**827,006**	716,276
Deferred tax asset	**5,247**	10,608
Other assets	**86,636**	89,399
TOTAL ASSETS	**$ 2,901,111**	$ 2,478,565

LIABILITIES, SUBORDINATED BORROWINGS, AND STOCKHOLDER'S DEFICIT		
LIABILITIES		
Accounts payable and accrued liabilities	**$ 595,718**	$ 554,160
SUBORDINATED BORROWINGS	**2,525,257**	2,374,007
STOCKHOLDER'S DEFICIT		
Common stock – $0.20 par value; 10,000,000 shares authorized; 101,719 shares issued and outstanding	**20,344**	20,344
Accumulated deficit	**(240,208)**	(469,946)
TOTAL STOCKHOLDER'S DEFICIT	**(219,864)**	(449,602)
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND STOCKHOLDER'S DEFICIT	**$ 2,901,111**	$ 2,478,565

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Apex Securities, Inc., dba Rice Financial Products Company (the "Company") was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly-owned subsidiary of Rice Derivative Holdings, LP ("Rice"). The Company operated using the dba Apex Pryor Securities, a division of Rice Financial Products from 2000 until March 8, 2007, at which time it adopted the dba Rice Financial Products Company. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the FINRA. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

Summary of Significant Accounting Policies

A. Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

B. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety (90) days or less and not pledged or otherwise restricted as cash equivalents.

C. Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

D. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

D. Income Taxes

The Company has elected to defer the provisions of FIN 48, "*Accounting for Income Taxes*", under the provisions of FSP FIN 48-3. The Company uses a FAS 5, "*Loss Contingencies*", approach for evaluating uncertain tax positions (*see Note 3*).

NOTE 2 – CLEARING ORGANIZATIONS

The Company has agreements with two clearing organizations whereby the clearing organizations perform clearing functions for security transactions with brokers and dealers. The clearing organizations require a security deposit balance of $100,000 as of December 31, 2008 and 2007, be maintained by the Company. Additional deposits based on transactions and trade activity may also be required. The deposits with the clearing organizations in the amounts of $827,006 and $716,276 at December 31, 2008 and 2007, respectively, are secured by marketable securities owned, bear interest at a rate determined by the clearing organization, and are due on demand.

NOTE 3 – INCOME TAXES

Significant temporary differences that give rise to U.S. federal net deferred tax assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax asset:		
Charitable contributions	**$ 5,247**	$ 10,608
DEFERRED TAX ASSET	**$ 5,247**	$ 10,608

At December 31, 2008 and 2007, no valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that this asset will be realized. The charitable contributions carryover will expire over the next five (5) years.

NOTE 3 – INCOME TAXES (CONTINUED)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "*Accounting for Uncertainty in Income Taxes*" – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in stockholder's equity or deficit as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained deficit. Additional disclosures about the amounts of such liabilities will also be required.

The Company presently discloses or recognizes income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, "*Accounting for Contingencies*".

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2008 and 2007.

The Company leases office facilities and equipment under noncancelable operating leases expiring through October 2012. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specific amount. Lease expense at December 31, 2008 and 2007 was $244,851 and $211,519, respectively. At December 31, 2008, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2009	$ 76,894
2010	30,063
2011	30,695
2012	20,733
TOTAL	$ 158,385

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in several bank accounts which, at times, exceeds federally insured limits. The Company monitors the financial condition of the bank and has experienced no losses associated with these accounts. The federally insured limits increased from $100,000 to $250,000 in 2008. At December 31, 2008, the Company had no uninsured cash. At December 31, 2007, the bank accounts exceeded the federally insured limit by $260,998.

NOTE 6 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements from Rice, the Company's parent, including accrued interest, at December 31, 2008 and 2007 are as follows:

	2008	2007
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR	**$ 2,374,007**	$ 2,222,758
Increase:		
Accrued interest	**151,250**	151,249
SUBORDINATED BORROWINGS AT END OF YEAR	**$ 2,525,257**	$ 2,374,007

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeded 10 to 1. At December 31, 2008, the Company had net capital of $367,734, which exceeds its required net capital of $100,000 by $267,734. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1 at December 31, 2008.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has accounts receivable from Rice, resulting from various transactions including fees due under a management service agreement that was terminated effective January 1, 2008. The amounts due from Rice of $1,771,257 and $1,187,328 at December 31, 2008 and 2007, respectively, are included in related party receivable in the accompanying statements of financial condition.

NOTE 9 – CONTINGENCIES

The Company is involved in certain claims and lawsuits in the normal course of business. As of December 31, 2008, management believes there are no legal proceedings that would have a material adverse impact on the Company's financial condition. At December 31, 2008, the Company has recorded $25,000 in accrued legal liabilities.

NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the "*Computation for Determination of Reserve Requirements*" and "*Information Relating to the Possession of Control Requirements*" are not required.

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors